CUSIP No. 210751 103	Schedule 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

(Amendment No.    )*

The Container Store Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

210751 103

(CUSIP Number)

Howard A. Sobel, Esq.

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022-4834

(212) 906-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2013

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Name of Reporting Persons: William A. “Kip” Tindell, III

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,668,717

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,668,717

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,668,717

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 3.5%*

(14)	Type of Reporting Person (See Instructions): IN

*              Based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424b(3) prospectus filed by the Issuer on October 31, 2013, and calculated in accordance with Rule 13d-3(d)(1)(i).

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(1)	Name of Reporting Persons: Sharon Tindell

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,726,684

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 1,726,684

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,726,684

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 3.6%*

(14)	Type of Reporting Person (See Instructions): IN

*              Based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424b(3) prospectus filed by the Issuer on October 31, 2013, and calculated in accordance with Rule 13d-3(d)(1)(i).

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(1)	Name of Reporting Persons: Melissa Reiff

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions): OO

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 804,989

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 804,989

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 804,989

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11): 1.7%*

(14)	Type of Reporting Person (See Instructions): IN

*              Based on 47,922,915 shares of Common Stock outstanding as reported in the Rule 424b(3) prospectus filed by the Issuer on October 31, 2013, and calculated in accordance with Rule 13d-3(d)(1)(i).

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Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of The Container Store Group, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 500 Freeport Parkway, Coppell, Texas 75019.

Item 2.	Identity and Background

(a)                                 This Schedule 13D is being filed by William A. “Kip” Tindell, III, Sharon Tindell and Melissa Reiff (collectively, the “Reporting Persons”).  William A. “Kip” Tindell and Sharon Tindell are married.

(b)                                 The business address of each of the Reporting Persons is 500 Freeport Parkway, Coppell, Texas 75019.

(c)                                  William A. “Kip” Tindell, III is Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Sharon Tindell is the Chief Merchandising Officer and serves on the Board of Directors of the Issuer.

Melissa Reiff is the President and Chief Operating Officer and serves on the Board of Directors of the Issuer.

(d)                                 None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)                                  None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)                                   Each of the Reporting Persons is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Immediately prior to the closing of the Issuer’s initial public offering on November 6, 2013 (the “IPO”), William A. “Kip” Tindell held 360,359 shares of Common Stock, 7,253 shares of the Issuer’s 12% Senior Cumulative Preferred Stock, par value $0.01 per share (the “Senior Preferred Stock”) and 7,253 shares of the Issuer’s 12% Junior Cumulative Preferred Stock, par value $0.01 per shares (the “Junior Preferred Stock”, and collectively with the Senior Preferred Stock, the “Preferred Stock”), Sharon Tindell held 369,849 shares of Common Stock, 7,444 shares of Senior Preferred Stock and 7,444 Shares of Junior Preferred Stock and

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Melissa Reiff held 55,913 shares of Common Stock, 1,125 shares of Senior Preferred Stock and 1,125 shares of Junior Preferred Stock.  The foregoing shares of Common Stock held by the Reporting Persons reflects a stock split of approximately 5.9:1 prior to the closing of the IPO.

Following the closing of the IPO, the Issuer distributed an aggregate amount of $205.8 million (the “Distribution”) to the holders of the Preferred Stock, including the Reporting Persons, paid from the net proceeds from the IPO as follows: (1) first, on a pro rata basis to all holders of the Senior Preferred Stock, reducing the liquidation preference on each such share of Senior Preferred Stock until such liquidation preference was reduced to $1,000.00 per share and  (2) second, on a pro rata basis to all holders of Junior Preferred Stock.  The primary purpose of the Distribution was to reduce the liquidation preference of the Preferred Stock in advance of the Exchange.

In the Exchange (the “Exchange”), each holder of Preferred Stock, including the Reporting Persons, exchanged each outstanding share of such holder’s Preferred Stock for a number of shares of Common Stock determined by dividing (a) the liquidation preference amount of such Preferred Stock on the date of the Distribution (and after giving effect to the payment of the Distribution) by (b) the initial public offering price of the IPO of $18.00 per share. The primary purpose of the Exchange was to retire the Preferred Stock such that the Issuer would have only one class of capital stock outstanding—the Common Stock—following its IPO.

Following the closing of the IPO, and as a result of the Exchange and the approximate 5.9:1 stock split, William A. “Kip” Tindell received 1,098,358 shares of Common Stock, Sharon Tindell received 1,127,282 shares of Common Stock and Melissa Reiff received 170,419 shares of Common Stock in exchange for their shares of Preferred Stock.

As a result of the foregoing transactions, and including shares of Common Stock purchased by the Reporting Persons under a Directed Share Program in the IPO,  William A. “Kip” Tindell held 1,583,717 shares of Common Stock, Sharon Tindell held 1,622,131 shares of Common Stock and Melissa Reiff held 244,332 shares of Common Stock on November 6, 2013.

Item 4.	Purpose of Transaction

The Common Stock acquired by the Reporting Persons in the Exchange and the other Common Stock included in this Schedule 13D are held or beneficially owned by the Reporting Persons for investment purposes. However, the Reporting Persons are the:

•                  Chief Executive Officer and Chairman of the Board of Directors;

•                  Chief Merchandising Officer and director; and

•                  President and Chief Operating Officer and director,

of the Issuer, respectively. As such, the Reporting Persons intend to participate in and actively influence the affairs of the Issuer.  The Reporting Persons expect to acquire additional Common Stock of the Issuer through compensatory grants by the Issuer or through public or private purchases. The Reporting Persons may dispose of a portion of their respective interests in the Issuer through public or private sales, transfers to trusts with which the Reporting Persons may

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or may not serve as a trustee, or by gift or donation to family members, charitable organizations or third parties.  In the ordinary course of their duties as executive officers and directors of the Issuer, the Reporting Persons have and expect in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D with the Issuer.

The Reporting Persons have, pursuant to a voting agreement (the “Voting Agreement”) entered into concurrently with the closing of the IPO, agreed to vote all shares of the Common Stock owned or held of record by such Reporting Persons at each annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected, in favor of, or to take all actions by written consent in lieu of any such meeting as are necessary, to cause the election as members of the Board of Directors of the persons affiliated with the Investors (as defined in the following paragraph), to the extent such persons are nominated by the Issuer’s Nominating and Corporate Governance Committee of the Board of Directors.  For further information, see Item 6 hereof, and the Voting Agreement filed herewith as Exhibit 1.

Pursuant to a stockholders agreement entered into by the Issuer, Reporting Persons and Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P. a Delaware limited partnership (“GEI Side V”), and TCS Co-Invest, LLC, a Delaware limited liability company (“TCS” and, together with GEI V and GEI Side V, the “Investors”), on August 16, 2007, the Reporting Persons held certain registration rights relating to the Issuer.  Upon the closing of the IPO, this stockholders agreement was amended and restated (the “Amended Stockholders Agreement”) such that the registration rights provisions, which include the obligation of the Reporting Persons to agree to enter into “holdback” arrangements of the kind discussed in the following paragraph, remain in effect.  For further information, see Item 6 hereof, and the Amended Stockholders Agreement filed herewith as Exhibit 2.

Each Reporting Person has agreed, pursuant to a Lock-up Agreement with the underwriters to the IPO (the “Lock-up Agreement”), for the period ending 180 days after October 31, 2013, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition.  The Lock-up Agreement also prohibits the Reporting Persons from entering into swap or other arrangements that transfer to another any of the economic consequences associated with ownership of the Common Stock or from making any demand for or exercising any right with respect to the registration of shares of Common Stock.  The Lock-up Agreement requires the prior written consent of certain underwriters to take any of the above described actions.  For further information, see Item 6 hereof, and the Form of Lock-up Agreement filed herewith as Exhibit 3.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.

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As a result of entering into the Voting Agreement, the Reporting Persons are deemed to be a group with the Investors.  This group collectively beneficially owns 31,747,742 shares of Common Stock.  Of these 31,747,742 shares of Common Stock:

•                  the Reporting Persons collectively beneficially own 4,200,390 shares of Common Stock.  Of the 4,200,390 shares of Common Stock:

•                  William A. “Kip” Tindell beneficially owns 1,668,717 shares of Common Stock, of which 85,000 are shares of Common Stock receivable upon the exercise of currently exercisable stock options granted on October 31, 2013 and 1,583,717 are directly held shares of Common Stock;

•                  Sharon Tindell beneficially owns 1,726,684 shares of Common Stock, of which 104,553 are shares of Common Stock receivable upon the exercise of currently exercisable stock options granted on October 31, 2013 and 1,622,131 are directly held shares of Common Stock; and

•                  Melissa Reiff beneficially owns 804,989 shares of Common Stock, of which 522,934 are shares of Common Stock receivable upon the exercise of currently exercisable stock options granted on October 31, 2013, 37,723 are shares of Common Stock receivable upon the exercise of currently exercisable stock options granted on June 22, 2012 and 244,332 are directly held shares of Common Stock.

•                  the Investors, and their affiliates, collectively beneficially own 27,547,352 shares of Common Stock.  Of the 27,547,352 shares of Common Stock:

•                  GEI V directly holds 20,952,262 shares of Common Stock, GEI Side V directly holds 6,285,164 shares of Common Stock, and TCS directly holds 269,118 shares of Common Stock.

•                  Jonathan D. Sokoloff and Timothy J. Flynn each beneficially owns 13,603 shares of Common Stock receivable upon the exercise of currently exercisable stock options granted on October 31, 2013, and J. Kristofer  Galashan beneficially owns 13,602 shares of Common Stock receivable upon the exercise of currently exercisable stock options granted on October 31, 2013.

(c)                                  In connection with the IPO, on November 6, 2013 the Reporting Persons purchased the following shares of Common Stock pursuant to a Directed Share Program at $18.00 per share:

•                  William A. “Kip” Tindell: 125,000 shares of Common Stock;

•                  Sharon Tindell: 125,000 shares of Common Stock; and

•                  Melissa Reiff: 18,000 shares of Common Stock.

Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)                                 Not applicable.

CUSIP No. 210751 103	Schedule 13D	Page 9 of 12

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 1, 2013, the Issuer filed a Rule 424b(3) prospectus (the “Prospectus”) with the Securities and Exchange Commission in connection with its IPO of 14,375,000 shares of Common Stock (including 1,875,000 shares sold pursuant to the exercise of the underwriters’ over-allotment option). The closing of the IPO took place on November 6, 2013, and at such closing, the Issuer paid a Distribution (as such term is defined in the Prospectus) to holders of the Issuer’s Preferred Stock, including the Reporting Persons.  In connection with the closing of the IPO, the Issuer effectuated an Exchange (as such term is defined in the Prospectus) whereby the Reporting Person’s Preferred Stock was converted into shares of Common Stock.  For further information, see Item 3 hereof and the Prospectus.

Each Reporting Person has agreed, pursuant to the Voting Agreement entered into concurrently with the closing of the IPO, (i) to vote all shares of the Common Stock owned or held of record by such Reporting Person at each annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected, in favor of, or to take all actions by written consent in lieu of any such meeting as are necessary, to cause the election as members of the Board of Directors of the persons affiliated with the Investors, to the extent such persons are nominated by the Nominating and Corporate Governance Committee of the Board of Directors, and (ii) not to grant any proxy or agree to be bound by any voting trust agreement that conflicts with the Voting Agreement.  Such restrictions remain in effect for so long as the Reporting Persons and the Investors collectively hold at least 40% of the outstanding Common Stock of the Issuer.  The Reporting Persons are not otherwise restricted by the Voting Agreement in regard to the manner in which they may vote their shares of Common Stock.  The Investors are also parties to the Voting Agreement and have agreed to vote all shares of the Common Stock owned or held of record by such Investors at each annual or special meeting of stockholders of the Issuer at which directors of the Issuer are to be elected, in favor of, or to take all actions by written consent in lieu of any such meeting as are necessary, to cause the election of William A. “Kip” Tindell, Sharon Tindell and Melissa Reiff as members of the Board of Directors, to the extent such persons are nominated for election as a director by the Nominating and Corporate Governance Committee of the Board of Directors.  For further information, see the Voting Agreement filed herewith as Exhibit 1.

Pursuant to the Amended Stockholders Agreement, the Reporting Persons hold “demand” registration rights commencing six months after the closing of the IPO, whereby the Reporting Persons may require the Issuer to use its best efforts to register their shares of Common Stock under the Securities Act of 1933, as amended.  Pursuant to the Amended Stockholders Agreement, the Reporting Persons hold piggy-back registration rights that give the Reporting Persons the right to include their shares of Common Stock in a registration statement of the Issuer in a public offering other than an initial public offering.  Additionally, the Issuer is required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of Common Stock held by the Reporting Persons.  In connection with any registration of the Company’s securities and upon the request of the Company and the underwriters managing any underwritten offering of the

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Company’s securities, the Reporting Persons agreed in the Amended Stockholders Agreement not to effect any public sale or distribution of Common Stock, or make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock without prior written consent of the Company or such underwriters.  For further information, see the Amended Stockholders Agreement filed herewith as Exhibit 2.

Each Reporting Person has agreed, pursuant to the Lock-up Agreement, for the period ending 180 days after October 31, 2013, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition.  The Lock-up Agreement also prohibits each Reporting Person from entering into swap or other arrangements that transfer to another any of the economic consequences associated with ownership of the Common Stock or from making any demand for or exercising any right with respect to the registration of shares of Common Stock.  The Lock-up Agreement requires the prior written consent of certain underwriters to take any of the above described actions.  For further information, see the Form of Lock-up Agreement filed herewith as Exhibit 3.

Each Reporting Person is also party to a Stock Option Agreement with the Issuer, which provides for the terms and conditions of the options to purchase the Issuer’s Common Stock included in this Schedule 13D.  For further information, see the Form of Stock Option Agreement filed herewith as Exhibit 4.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, the Amended Stockholders Agreement, the Form of Lock-up Agreement and the Form of Stock Option Agreement filed herewith as Exhibits 1, 2, 3, and 4, respectively, and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1                                               Voting Agreement, dated as of November 6, 2013.

Exhibit 2                                               Amended and Restated Stockholders Agreement, dated as of November 6, 2013.

Exhibit 3                                               Form of Lock-up Agreement, dated as of October 21, 2013.

Exhibit 4                                               Form of Stock Option Agreement (incorporated by reference to Exhibit 10.21 of the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-191465) filed on October 21, 2013).

Exhibit 5                                               Joint Filing Agreement, dated November 18, 2013.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	November 18, 2013

		By:	/s/ WILLIAM A. TINDELL, III
Name: William A. “Kip” Tindell, III

		By:	/s/ SHARON TINDELL
Name: Sharon Tindell

		By:	/s/ MELISSA REIFF
Name: Melissa Reiff

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Voting Agreement, dated as of November 6, 2013.

Exhibit 2	Amended and Restated Stockholders Agreement, dated as of November 6, 2013.

Exhibit 3	Form of Lock-up Agreement, dated as of October 21, 2013.

Exhibit 4	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.21 of the Issuer’s Registration Statement on Form S-1/A (Registration No. 333-191465) filed on October 21, 2013).

Exhibit 5	Joint Filing Agreement, dated November 18, 2013.